# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pulmatrix, Inc., CIK 0001574235
CUSIP: 74584P301
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 945 CONCORD STREET, SUITE 1217, FRAMINGHAM, Massachusetts (MA), 01701
Date of event which requires filing of this statement: 04/16/2026
Filed by CIK 0002127194
Persons authorized to receive notices and communications: Kevin M. Slawin, 2710 Reed Road, Suite 160, Houston, Texas (TX), 77051, 3058096920

## Reporting persons
- RCM Eos PIPE HOLDINGS, LLC (CIK 0002127194): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 405,358; shared voting power 405,358; sole dispositive power 405,358; shared dispositive power 405,358; aggregate amount beneficially owned 405,358 (9.99% of the class)
  Comment: RCM Eos PIPE HOLDINGS, LLC, a Delaware limited liability company owns all of the issued and outstanding shares of Series B Convertible Preferred Stock of Pulmatrix, Inc. (the "Issuer"). The Series B Convertible Preferred Stock is convertible into shares of Common Stock, par value $0.0001 per share, of the Issuer, at a ratio of approximately 454.55 shares of Common Stock for each share of Preferred Stock, subject to a 9.99% beneficial ownership blocker. RCM Eos PIPE HOLDINGS, LLC is controlled by its manager, Rapha Capital Management, LLC, a Delaware limited liability company, which is in turn managed by its manager, Kevin M. Slawin.
  
  The above listed shares are based on 3,652,285 shares of Common Stock of the Issuer outstanding on February 23, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, and the actual number of shares may differ at the time of the conversion, subject to the 9.99% beneficial ownership blocker.
- Slawin Kevin M. (CIK 0001626808): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 405,358; sole dispositive power 0; shared dispositive power 405,358; aggregate amount beneficially owned 405,358 (9.99% of the class)
  Comment: RCM Eos PIPE HOLDINGS, LLC, a Delaware limited liability company owns all of the issued and outstanding shares of Series B Convertible Preferred Stock of the Issuer. The Series B Convertible Preferred Stock is convertible into shares of Common Stock, par value $0.0001 per share, of the Issuer, at a ratio of approximately 454.55 shares of Common Stock for each share of Preferred Stock, subject to a 9.99% beneficial ownership blocker. RCM Eos PIPE HOLDINGS, LLC is controlled by its manager, Rapha Capital Management, LLC, a Delaware limited liability company, which is in turn managed by its manager, Kevin M. Slawin.
  
  The above listed shares are based on 3,652,285 shares of Common Stock of the Issuer outstanding on February 23, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, and the actual number of shares may differ at the time of the conversion, subject to the 9.99% beneficial ownership blocker.
- Rapha Capital Management, LLC (CIK 0002129821): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 405,358; sole dispositive power 0; shared dispositive power 405,358; aggregate amount beneficially owned 405,358 (9.99% of the class)
  Comment: RCM Eos PIPE HOLDINGS, LLC, a Delaware limited liability company owns all of the issued and outstanding shares of Series B Convertible Preferred Stock of the Issuer. The Series B Convertible Preferred Stock is convertible into shares of Common Stock, par value $0.0001 per share, of the Issuer, at a ratio of approximately 454.55 shares of Common Stock for each share of Preferred Stock, subject to a 9.99% beneficial ownership blocker. RCM Eos PIPE HOLDINGS, LLC is controlled by its manager, Rapha Capital Management, LLC, a Delaware limited liability company, which is in turn managed by its manager, Kevin M. Slawin.
  
  The above listed shares are based on 3,652,285 shares of Common Stock of the Issuer outstanding on February 23, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, and the actual number of shares may differ at the time of the conversion, subject to the 9.99% beneficial ownership blocker.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Pulmatrix, Inc.
Address of issuer's principal executive offices: 945 CONCORD STREET, SUITE 1217, FRAMINGHAM, Massachusetts (MA), 01701

## Item 2. Identity and Background
Name of person filing:
(i) RCM Eos PIPE HOLDINGS, LLC, a Delaware limited liability company ("RCM Eos").
(ii) Rapha Capital Management, LLC, a Delaware limited liability company ("Rapha").
(iii) Kevin Slawin, a United States citizen ("Slawin").
Residence or business address:
(i) 2710 Reed Road, Suite 160, Houston, TX 77051.
(ii) 2710 Reed Road, Suite 160, Houston, TX 77051.
(iii) 2710 Reed Road, Suite 160, Houston, TX 77051.
Present principal occupation or employment:
(i) The principal business of RCM Eos is to hold the securities of Pulmatrix, Inc.
(ii) Rapha is an investment management firm focused on making strategic equity and convertible debt investments in early-stage, privately held biotechnology, healthcare, and medical technology companies.
(iii) Slawin is the founder and manager of Rapha, which is engaged in the above described line of business.
Criminal convictions in the last five years:
(i) No.
(ii) No.
(iii) No.
Civil proceedings (securities laws) in the last five years:
(i) No.
(ii) No.
(iii) No.
Citizenship:
(i) Delaware.
(ii) Delaware.
(iii) United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate amount of funds used by RCM Eos PIPE HOLDINGS, LLC to purchase 1,000 shares of Series B Convertible Preferred Stock (the "Securities") was approximately $1,000,000. Such funds were derived from capital contributions from the members of RCM Eos. No funds were borrowed for the purpose of making the purchase.

## Item 4. Purpose of Transaction
Purpose of transaction:
RCM Eos acquired the securities of Pulmatrix, Inc. (the "Issuer") pursuant to that certain Securities Purchase Agreement, dated March 26, 2026 (the "Purchase Agreement"), which closed on April 16, 2026, pursuant to which RCM Eos purchased the Securities, which are convertible into shares of the Issuer's common stock, par value $0.0001 per share (the "Common Stock") at a ratio of approximately 454.55 shares of Common Stock for each share of Preferred Stock, subject to a 9.99% beneficial ownership blocker, in each case subject to the terms and conditions set forth in the Purchase Agreement and the related Certificate of Designation of the Issuer.

RCM Eos made the investment to provide the Issuer with interim financing prior to the consummation of the transactions contemplated by that certain Agreement and Plan of Merger and Reorganization, dated March 26, 2026 (the "Merger Agreement"), by and among the Issuer, PUOS Merger Sub, Inc. and Eos SENOLYTIX, Inc., a Delaware corporation ("Eos"), pursuant to which PUOS Merger Sub, Inc. will merge with and into Eos with Eos surviving the merger as a wholly-owned subsidiary of the Issuer (the "Merger"). In connection with the Purchase Agreement, RCM Eos entered into a Voting Agreement with the Issuer, pursuant to which RCM Eos agreed, subject to the terms thereof, to vote the Preferred Stock and any shares of Common Stock issuable upon conversion thereof in favor of, among other things, approval of the Merger Agreement and the Transactions contemplated thereby (including the Merger).

RCM Eos, its manager, Rapha, and Rapha's manager, Slawin, may each be deemed an affiliate of Eos (by virtue of being under indirect control by Slawin, who is also a director and the Chief Executive Officer of Eos and an indirect equityholder of Eos). The Reporting Persons understand that under the Exchange Ratio formula set forth in the Merger Agreement, upon the closing of the Merger, on a pro forma basis and based upon the number of shares of the Issuer's Common Stock expected to be issued in the Merger, the pre-Merger Eos stockholders, including investors participating in the financings and holders of shares issued in payment of placement agent and M&A advisory fees collectively will own approximately 94% of the combined company and the Issuer stockholders will own approximately 6% of the combined company on a fully-diluted basis (excluding any shares reserved for future grants under the Issuer's equity incentive plans). Eos disclaims beneficial ownership of the Securities described herein. Upon the closing of the transactions contemplated by the Merger Agreement, it is anticipated that Eos will be replacing the board of directors of the Issuer and that the Issuer will engage in the business of Eos.

Except as described above (including with respect to the Merger Agreement), each of RCM Eos, Rapha, and Slawin does not currently have any plans or proposals that relate to or would result in any of the maters enumerated in (a) through (j) of Item 4 of Schedule 13D, although each Reporting Person reserves the right, subject to applicable law and the terms of the transaction documents, to review its investment in the Issuer and to acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer it beneficially owns, from time to time, depending on market conditions and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 1,000 shares of Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock is convertible into shares of Common Stock, par value $0.0001 per share, of the Issuer at a ratio of approximately 454.55 shares of Common Stock for each share of Series B Preferred Stock, subject to a 9.99% beneficial ownership blocker. Based on 3,652,285 shares of Common Stock the Issuer outstanding on February 23, 2026, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, the 1,000 shares of Series B Convertible Preferred Stock are convertible into 405,358 shares of Common Stock (which such number shall be adjusted based on the total shares outstanding as of the time of the conversion), and amounts to 9.99% of the outstanding Common Stock after giving effect to the conversion.
Number of shares as to which each person has sole or shared power to vote or dispose: RCM Eos has sole dispositive power over the aforementioned Securities. Rapha and Slawin may be deemed to share dispositive power over such Securities by virtue of the management structure of the aforementioned entities. RCM Eos has sole voting power over the Securities. Rapha and Slawin may be deemed to share voting power by virtue of the management structure described above. Each of Rapha and Slawin disclaims beneficial ownership of Securities held by RCM Eos, except to the extent of any pecuniary interest, or to the extent it actually exercises voting or dispositive power. The Issuer holds an irrevocable proxy to vote such Securities under certain circumstances pursuant to the Voting Agreement described in Item 6.
Transactions in the class effected during the past sixty days: During the past sixty (60) days, RCM Eos acquired shares of the Issuer's Series B Convertible Preferred Stock in a private placement pursuant to the Purchase Agreement. This acquisition closed on April 16, 2026 for an aggregate purchase price of $1,000,000. Except as described above, RCM Eos has not effected any transactions in shares of Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Under the Limited Liability Company Agreement of RCM Eos, dated March 19, 2026, the members of RCM Eos may be entitled to receive, or direct the receipt of, distributions by the RCM Eos (which may include dividends received on, and proceeds from the sale of, the securities reported herein) in accordance with the terms of such agreement. Except for such members, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The following is a summary of the material contracts, arrangements, understandings or relationships between the Reporting Person (and persons named in response to Item 2) and any other person with respect to any securities of the Issuer.

Securities Purchase Agreement. On March 26, 2026, the Issuer and RCM Eos entered into the Purchase Agreement, which closed on April 16, 2026, pursuant to which RCM Eos purchased shares of the Issuer's Preferred Stock for an aggregate purchase price of $1,000,000. Under the Purchase Agreement, prior to the consummation of the Merger (as defined below), the Issuer is permitted to use up to $250,000 of the net proceeds for working capital and general corporate purposes, with the use of the remaining proceeds subject to certain restrictions set forth therein.

Certificate of Designation. In connection with the Purchase Agreement, the Issuer filed the Certificate of Designation with the Secretary of State of the State of Delaware. The Certificate of Designation provides, among other things, that the Preferred Stock is convertible into shares of Common Stock at a "Conversion Price" (as such term is used and defined in the Certificate of Designation) of $2.20 per share, subject to adjustment as set forth therein, and that holders of the Preferred Stock are entitled to vote together with the holders of Common Stock as a single class on an as-converted basis, subject to a beneficial ownership limitation. The Certificate of Designation also provides for cumulative dividends at 8% per annum, payable in shares of Common Stock upon conversion dates.

Voting Agreement. Concurrently with the execution of the Purchase Agreement, RCM Eos entered into a Voting Agreement, dated March 26, 2026 (the "Voting Agreement") with the Issuer, pursuant to which RCM Eos agreed, during the term thereof, to vote (or cause to be voted) the shares of Preferred Stock and any shares of Common Stock issuable upon conversion thereof in favor of matters that the Issuer's board of directors has recommended stockholders vote in favor of, including matters related to the approval of the Merger Agreement and the transactions contemplated thereby. The failure by RCM Eos to vote in accordance with the terms of the Voting Agreement grants the Issuer an irrevocable proxy to vote the shares for the purposes described in the Voting Agreement. The Voting Agreement also restricts transfers of the subject shares until the Expiration Time (as defined therein), subject to certain permitted transfers.

Merger Agreement. On March 26, 2026, the Issuer, PUOS Merger Sub, Inc., and Eos SENOLYTIX, Inc. ("Eos") entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), pursuant to which, among other things, PUOS Merger Sub, Inc. will merge with and into Eos, with Eos surviving the merger as a wholly owned subsidiary of the Issuer (the "Merger"). Upon consummation of the Merger, the existing equityholders of Eos are expected to become the majority holders of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Ex-1: Securities Purchase Agreement, dated March 26, 2026, by and between Pulmatrix, Inc. and RCM Eos PIPE HOLDINGS, LLC (incorporated herein by reference to Exhibit 10.3 the Issuer's Current Report on Form 8-K, filed with the SEC on March 27, 2026).

Ex-2: Voting Agreement, dated March 26, 2026, by and between Pulmatrix, Inc. and RCM Eos PIPE HOLDINGS, LLC (incorporated herein by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 27, 2026).

Ex-3: Joint Filing Agreement, dated as of April 21, 2026, by and among RCM Eos PIPE HOLDINGS, LLC, Rapha Capital Management, LLC, and Kevin M. Slawin.

## Signatures
- RCM Eos PIPE HOLDINGS, LLC: By: Rapha Capital Management, LLC, its Manager, By: /s/ Kevin M. Slawin, Kevin M. Slawin/President (04/22/2026)
- Slawin Kevin M.: /s/ Kevin M. Slawin, Kevin M. Slawin (04/22/2026)
- Rapha Capital Management, LLC: /s/ Kevin M. Slawin, Kevin M. Slawin/President (04/22/2026)